UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

+ 1 (929) 666 0683

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement

On May 12, 2026, High-Trend International Group (the “Registrant” or the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors for the issuance and sale of 2,307,700 Class A Ordinary Shares, par value $0.0025 per share (the “Class A Ordinary Shares”) in a registered direct offering (the “Offering”), at an offering price of $6.50 per Class A Ordinary Share.

The Offering closed on May 14, 2026. The Company received gross proceeds of approximately $15 million from the Offering before deducting placement agent fees and other estimated offering expenses payable by the Company.

In connection with the Offering, the Company entered into a Placement Agency Agreement, dated May 12, 2026 (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (“A.G.P” or the “Placement Agent”), which acted as the exclusive placement agent on a reasonable best efforts basis. The Company agreed to pay the placement agent a cash fee equal to 7.0% of the gross proceeds from the sale of the securities. In addition, the Company agreed to reimburse A.G.P up to $70,000 for accountable legal fees and other out-of-pocket expenses in connection with this Offering, and non-accountable expenses in the aggregate amount of $30,000.

The Class A Ordinary Shares to be issued in the Offering will be issued pursuant to a prospectus supplement, which was filed with the Securities and Exchange Commission on May 14, 2026, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-290080), which was declared effective by the Securities and Exchange Commission on December 8, 2025.

A copy of the opinion of Appleby (Cayman) Ltd. relating to the legality of the issuance and sale of the securities is filed as Exhibit 5.1 hereto.

Pursuant to the Purchase Agreement and the Placement Agency Agreement, the Company has agreed that, unless waiver by the purchasers, subject to certain exceptions, (i) it will not conduct any issuances of its Class A Ordinary Shares or Class A Ordinary Share equivalents for a period of 60 days following closing of this offering and that (ii) it will not effect or enter into an agreement to effect any issuance of Class A Ordinary Shares or equivalents securities involving a variable rate transaction (as defined in the Purchase Agreement) for a period of six months following the closing of this offering, subject to certain exceptions as described in such Purchase Agreement, including that it may enter into and effect sales in an “at-the-market” offering entered into with the Placement Agent commencing 45 days following the closing of this offering.

In addition, each of the Company’s directors and executive officers entered into a lock-up agreement (the “Lock-Up Agreement”), which prohibits them from offering, pledging, announcing the intention to sell, selling, contracting to sell, granting any option or right to purchase, or otherwise transferring or disposing of their Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares for a period of 60 days following the closing of the Offering, subject to certain carveouts.

The foregoing description of the Purchase Agreement, the Placement Agency Agreement, the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed to this Current Report on Form 6-K as Exhibits 4.1, 4.2, 4.3, respectively, and are incorporated herein by reference.

Press Release

On May 12, 2026, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

The information in this Form 6-K (including any exhibit hereto) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Exhibits

Exhibit No.	Exhibit Description
5.1	Opinion of Appleby (Cayman) Ltd.
10.1	Form of Securities Purchase Agreement, dated May 12, 2026, by and between the Company and the purchaser parties thereto.
10.2	Placement Agent Agreement, dated May 12, 2026, by and between the Company and A.G.P./Alliance Global Partners
10.3	Form of Lock-Up Agreement
23.1	Consent of Appleby (Cayman) Ltd. (included in Exhibit 5.1)
99.1	Press Release dated May 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2026	HIGH-TREND INTERNATIONAL GROUP

/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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